Sara Lee Corporation

Three First National Plaza

Chicago, Illinois 60602

May 9, 2004

Mr. Gary Newberry

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549-0405

Re:	Sara Lee Corporation

Form 10-K, Filed September 3, 2004

Form 10-Q Filed January 31, 2005

File No. 1-03344

Dear Mr. Newberry:

As discussed in our phone conversation of Friday May 6, we will respond to the staff’s comment letter of April 18, 2005 by May 16, 2005. Thank you for your cooperation on this matter.

Sincerely,

/s/ Wayne R. Szypulski

Senior Vice President and Controller

(Principal Accounting Officer)